Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Hooper Holmes, Inc.:

We consent to incorporation by reference in the registration statement on Form S-1 of Hooper Holmes, Inc. of our report dated March 9, 2017 (which includes an explanatory paragraph relating to the uncertainty of the Company’s ability to continue as a going concern), with respect to the consolidated balance sheet of Hooper Holmes, Inc. and subsidiaries as of December 31, 2016, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2016, and the related consolidated financial statement schedule for the year ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of Hooper Holmes, Inc. and to the reference to us under the heading “Experts” in such prospectus.

/s/ Mayer Hoffman McCann P.C.

Kansas City, MO
December 20, 2017